Exhibit D11


                           PRIMARY INSURED TERM RIDER


This Rider is made a part of the policy to which it is attached. Except where this Rider provides otherwise, it is subject to all conditions of the policy.

DEFINITIONS

PRIMARY INSURED - The person named as the Insured for the policy to which this Rider is attached.

PRIMARY INSURED TERM BENEFIT - shown in the rider information section of the Policy Summary.

BENEFIT

If the Primary Insured's death occurs while the policy and this Rider are in force, then We will pay the Primary Insured Term Benefit to the Beneficiary upon Our receipt of Due Proof of the Insured's death. We will deduct from the Primary Insured Term Benefit any unpaid charges due to Us at the time of death. If no Beneficiary survives the Primary Insured, You will be the Beneficiary. If You are the Primary Insured and no Beneficiary survives Your death, Your estate will be the Beneficiary. The rights of any collateral assignee may affect the interest of the Beneficiary.

TERM

Subject to the Termination provision, this Rider is effective until the Expiry Date shown for the Rider on the Policy Summary.

CHARGE

This Rider is issued in consideration of the application for it and the deduction of the additional charge shown on the Policy Summary. The maximum guaranteed cost per $1,000 of the Primary Insured Term Benefit is determined on each Deduction Day. It is based on the Primary Insured's age, sex and rate class, and duration of coverage.

We may use rates less than those shown. We will base these rates on our expectations as to future experience. Any change We make to the current rates will be on a uniform basis for insureds of the same age, sex, rate class and duration of coverage. The current rates will never exceed the maximum guaranteed rates shown.

CHANGE IN AMOUNT

No increases to the Primary Insured Term Benefit amount will be allowed.

Any time after the second Policy Anniversary, You may request a decrease to the Primary Insured Term Benefit amount. Such request must be made In Writing. A decrease will be effective on the later of the Deduction Day on or immediately following Our receipt of Your request, or the Deduction Day on or immediately following Your requested effective date.

The amount of insurance remaining after the decrease must be at least equal to the Minimum Primary Insured Term Benefit shown on the Policy Summary.

ISSUE DATE

The Issue Date of this Rider is the same as that of the policy unless otherwise shown on the Policy Summary.

CONTESTABILITY

When applied to this Rider, the contestability period will begin on this Rider's Issue Date.

MISSTATEMENT

If the age and/or sex of the Primary Insured was incorrectly stated in the application, all benefits under this Rider will be adjusted to the amount that the charge paid would have purchased at the correct age and/or sex.

SUICIDE

If within two years from the Issue Date of this Rider, the Primary Insured's death occurs and is due to suicide while sane or insane, the amount payable under this Rider will be limited to the charges paid for this Rider.

CONVERSION OPTION

You may convert insurance under this Rider to a permanent policy if all past due charges have been paid, and You notify Us In Writing by the earlier of:

a. 31 days after the Conversion Expiry Date for this Rider shown on the Policy Summary; or

b. 31 days after termination of this Rider (if termination occurs prior to the Conversion Expiry Date).

No evidence of insurability will be required. The new policy will be an individual Flexible Premium Adjustable Life Insurance Policy that We regularly offer at the time of conversion.



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We will issue the new policy as follows:

1. the new policy will be based on the same rate class used as of this Rider's Issue Date; or, if the same rate class is not available under the new policy, then the new policy will be based on the class that the Primary Insured qualifies for based on his/her insurability as of this Rider's Issue Date; and

2.   the charge will be based on the Primary Insured's age;

3. the Policy Date will be the date on which the conversion is made, which is the first Deduction Day following Our receipt of Your request for conversion;

4.   the Issue Date will be the same as the Issue Date of this Rider;

5. the amount of insurance cannot exceed the Primary Insured Term Benefit in effect at the time of conversion.

If the conversion option of this Rider is exercised, but the Primary Insured's death occurs within sixty days after the conversion date and prior to the deduction of any charge on the new policy, then We will pay the Primary Insured Term Benefit as if the Primary Insured's death had occurred prior to Your request for conversion.


TERMINATION

This Rider will terminate on the earliest of:

1. subject to the Grace Period provision of the policy, the date on which the Cash Surrender Value would not be enough to pay charges due for the policy or the Rider; or

2. the Deduction Day following Your request, In Writing, for termination of this Rider; or

3.   policy termination or maturity; or

4.   the Expiry Date of this Rider as shown on the Policy Summary; or

5.   conversion of all of the insurance under this Rider.















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